FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2010

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

**5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel**

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____



Website: **www.tevapharm.com**

July 20, 2010

Notice

Prof. Yitzhak Peterburg, who joined Teva's Board of Directors in June 2009, resigned yesterday from the Board, effective immediately. Prof. Peterburg resigned from his Board position to join Teva's senior management as Group Vice President - Global Branded Products. Mr. Moshe Manor, Group Vice President- Global Branded Products, has been appointed President of the newly created Asia region.

Prof. Peterburg, a medical doctor, is currently a Milken Institute Senior Visiting Fellow. He prevoiusly served as CEO of Clalit Health Services (the leading health provider in Israel and the second largest HMO in the world), as President and CEO of Cellcom Israel Ltd. ., and as Director of Soroka University Medical Center in Beer Sheba. Prof. Peterburg holds an M.D. from Hadassah Medical School at Hebrew University and is board certified in Pediatrics. He received his Master's degree in Information Systems from the London School of Economics and his Doctorate in Health Services Administration from Columbia University.

Phillip Frost, MD, Teva's Chairman of the Board, accepted Prof. Peterburg's resignation and wished him much success in his new position as a Teva executive.

Teva Pharmaceutical Industries Ltd.



TEVA PHARMACEUTICAL INDUSTRIES LTD.

Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
             (Registrant)

By: /s/ Eyal Desheh
                                      Name: Eyal Desheh
                                      Title: Chief Financial Officer

Date July 20, 2010